Exhibit 20(i)

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SUMMER 2017

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed its 2016-2017 fiscal year on May 31, 2017. Sales for 2017 were $25,536,996, fourth highest in Company history, but down when compared to all time record sales of $35,680,449 in 2016. Net income was third highest in Company history at $2,330,577, but down from 2016’s all time record income of $4,208,225.

Taylor Devices’ firm sales order backlog at year’s end was $21.6 million, compared to $21.5 million at the end of the 2016 fiscal year.

FOURTH QUARTER	F/Y 16-17	F/Y 15-16
SALES	$6,301,098	$9,061,340
NET INCOME	$844,260	$1,092,314
EARNINGS PER SHARE	$0.24	$0.31

FISCAL YEAR	F/Y 16-17	F/Y 15-16
SALES	$25,536,996	$35,680,449
NET INCOME	$2,330,577	$4,208,225
EARNINGS PER SHARE	$0.66	$1.21
SHARES OUTSTANDING	3,439,682	3,408,260

These results reflect a decrease in seismic product sales during the year, which the Company believes is partially due to building owners' concerns with the future of the U.S. economy. In addition, Asian sales of seismic dampers were also reduced, due to a very strong U.S. dollar compared to Asian currencies. Lastly, some projects in the U.S. that were expecting government funding have been delayed.

Taylor Devices remains optimistic about future seismic sales when the U.S. economy becomes more certain and government funding of critical infrastructure projects flows to the individual projects that the Company is bidding on.

ITEM: NEW ORDERS-SEISMIC / WIND

The following new orders for seismic and wind dampers were received during the past quarter:

■	Oakland Tribune Tower – Oakland, CA
■	Los Angeles Rams Stadium – Los Angeles, CA
■	Beijing Guantin Reservoir Bridge – China
■	Zhejiang Xiushan Bridge – China
■	Ho-Li Building – Taiwan, ROC
■	China Life Building – Taiwan, ROC
■	Chem-Dunhua Road Urban Renewal Project – Taiwan, ROC

ITEM: NEW ORDERS– AEROSPACE / DEFENSE

■	U.S. Army Howitzer Shock Absorbers– The Company has received a multi-year contract from the U.S. Army to provide recoil shock absorbers for the chassis of the M727 Lightweight 155 mm Howitzer. This weapon is designed to be easily towed by smaller Army vehicles and placed where necessary to attack targets within a 15-mile range. These weapons are part of a foreign military sale by the U.S. Army to an allied foreign nation.
■	Recoil Shock Absorbers for .50ca Machine Guns – The Company has received contracts to provide its recoil shock absorbers to equip a total of 1,700 machine guns being manufactured in two European countries allied with the U.S.
■	Missile Canister Isolator –The U.S. Navy has placed an additional follow-on order to previous orders announced in our spring newsletter for Taylor Devices Tension- Compression Shock Isolators for the SM-2 and SM-3 series of shipboard missiles. The new order is for an additional 144 sets (576 pcs) of the isolators, with options.
■	F-15 Aircraft Radar Shock Absorbers– The U.S. Air Force has purchased an additional 60 aircraft sets of flight hardware of this long time Taylor Devices’ production product used on all models and variants of the F-15 aircraft.

ITEM: OPEN SPACES DAMPING SYSTEM

U.S. Patent 9,580,924 has now been issued on this new concept in seismic protection for buildings with open storefront style first floors – so called “soft story” buildings. The Company is presently issuing sales literature on this new product to our clients and regional sales force. Interest has been very high, and the Company is currently working on several building applications that appear to be good candidates for the open spaces seismic protection system.

A second patent application is still in “patents pending” status with the U.S. Patent Office, which covers enhancements and variations on the basic claims of the issued Patent.

ITEM: NEXT SHAREHOLDER MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders. You should be receiving your mailing in September.

By: /s/Douglas P. Taylor